January 17, 2012

VIA ELECTRONIC MAIL

Katherine Wray
Attorney Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:          NetSol Technologies, Inc.
Amendment No 2 to Registration Statement on Form S-3
Filed December 23, 2011
File No. 333-177483

Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 8, 2011, as amended December 23, 2011
File No. 000-22773

Dear Ms. Wray,

Hereafter included, please find our response to the comments in your letter dated January 13, 2012.

Form S-3
Exhibit 5.1: Legality Opinion 1.

1.           We note the following limitations provided by counsel in its opinion: “We do not purport to be qualified to express an opinion with respect to the laws of any jurisdictions other than the laws of the State of California. We have for purposes of this opinion assumed that the laws of the States of Nevada and New York are identical in all relevant respects to the laws of the State of California. Accordingly, all of the opinions expressed below are limited to the laws of the State of California.” With respect to the equity securities being registered, counsel must opine on the corporate laws of Nevada, the company’s state of incorporation. Accordingly, please file with your amended registration statement an opinion of qualified counsel opining under Nevada law with respect to the legality of the equity securities being registered. For guidance, please refer to Staff Legal Bulletin No. 19.

We note your comment and in light thereof counsel has amended its legal opinion accordingly.

2.           In addition, please have counsel remove or explain the statement that the opinion letter may be relied upon by the company and “by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act solely for such purpose.” Purchasers of securities in the offering are entitled to rely on the opinion, and accordingly, the opinion should not be limited as to reliance. We again refer you again for guidance to Staff Legal Bulletin No. 19.

As discussed, the language quoted above is not intended to and does not limit reliance by purchasers on the opinion letter.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the  company from its full responsible for adequacy and accuracy of the disclosure in the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195, Ms. Patti L. W. McGlasson General Counsel of NetSol Technologies, Inc. at (818) 222-9195 ext. 110 and/or Ms. Lynne Bolduc of Oswald & Yap LLP if you require any clarification or have any questions.

Very truly yours,
/s/ Najeeb Ghauri
Najeeb Ghauri
Chief Executive Officer

NetSol Technologies, Inc.
cc: Patti L. W. McGlasson, General Counsel
      Lynne Bolduc, Oswald & Yap